October 1, 2009

Dear Fellow Shareholder,

On behalf of the Board and Management of Rockwell Diamonds Inc. we would like to provide comment on Rockwell’s progress over the past twelve months and share briefly our plans for Rockwell with you.

In spite of an immensely challenging past 12 months we are pleased to note that Rockwell is already on the mend and is ideally positioned to resume its growth and consolidation strategy. Faced with the distractions of an unsolicited take-over bid and a proxy contest initiated by a major shareholder at the time of a precipitous decline in diamond prices, national credit contractions , and an economic recession, which has prevailed through 2009, the Rockwell Board, Management Team, and employees have demonstrated focus and fortitude in addressing these challenges head on and putting in place long term corporate and operational solutions that have set the Company above many of its peers.

At an operational level the Company has made significant improvements at its three operating mines and achieved the important milestone of producing over 3,000 carats for the month of September, which is well above the monthly target of 2,500 carats per month. Most significantly, the operating cash costs have consistently been at the low end of the Company’s target range of US$3 – 3.50 per tonne for the duration of fiscal 2009. The Company continues to recover large diamonds of exceptional quality, which is the hallmark of Rockwell and our Saxendrift mine acquisition has exceeded expectations.

At the corporate level the Company is well advanced with restructuring its Board of Directors and strengthening its Management Team, including having added two new seasoned Directors and a COO. At the operational level the Company has built a battle hardened team which will stand it in good stead for the future, and has also identified additional skilled engineering personnel that it proposes to add to this team once the Company has strengthened its balance sheet

Following the sharp decline in diamond prices in late 2008 and highly depressed trading activity through the early part of 2009, diamond prices started to show an improvement from March onwards and showed a steady increase through to August 2009. During this period Rockwell’s revenue from its product mix has, on average, increased from 15 to 20% following a decline of about 50% in late 2008. We expect prices are likely to remain firm but flat through to the end of 2009, which is a normal seasonal trend and further price improvements are expected in 2010 assuming the recovery takes hold. Overall market fundamentals remain strong, with declining supply due to closure of old mines and reduced production from many existing operations, which must transition to underground operations, likely to help drive a strong rebound in market prices in the next 12 to 18 months.

Though diamond prices have strengthened during 2009 and tender sales have seen improved demand from buyers, the margins are still thin for the volume of diamonds produced. Consequently the Company’s financial position remains challenging and for this reason Rockwell has implemented plans to strengthen its balance sheet and secure funds which will allow the Company to restart its organic expansion, and growth plans in line with further improvements in the diamond market.

Rockwell currently has its Wouterspan operation on care and maintenance pending further diamond price recovery. In addition to this important operation, we see expansion at Saxendrift, and Klipdam as well, and have an excellent pipeline of well evaluated ‘brownfields’ projects on the Middle Orange River, including Niewejaarskraal. As diamond prices improve further the Company plans to resume its organic growth strategy by modernizing and reopening the Wouterspan operation, expanding Saxendrift, and

Klipdam, and initiating planning and development of Niewejaarskraal. These operations have the capacity to add significant additional diamond production and revenue to Rockwell.

Supplementing its organic growth strategy, Rockwell plans to add critical mass through value accretive mergers and acquisitions (“M&A”). The worldwide recession and weak diamond prices have resulted in financial hardship for several private and listed South African alluvial diamond businesses and Rockwell has identified opportunities, which fit its M&A criteria of accretive growth at rational costs.

To ensure it can achieve its growth and acquisition strategy Rockwell is in the fortunate position of having identified potential funding partners who share our vision of a larger, better capitalized world class alluvial mining entity focused on the production of high quality gemstone diamonds. In this respect the Company has received serious expressions of interest from at least three strong funding groups including: Mid-East based investors, a diamond cutting and marketing group, and an Asian investor group. These three groups have expressed a willingness to support a good part of the approximately $7 to $10 million we are seeking to raise to drive Rockwell’s strategy of organic growth and acquisition via M&A activity. Rockwell also fully recognizes the past support and importance of its existing shareholders and will ensure that they are kept well informed and their interests protected.

Your Directors and Management Team are carefully evaluating the options for Rockwell and recognize the importance of creating a diversified entity with multiple operations, which is sufficiently large in respect of diamond production, carat mix, revenues, profitability, market capitalization, and balance sheet strength to ensure a high level of shareholder interest and support and an ability to weather all storms. The support of the three willing funding groups as well as existing shareholders will provide Rockwell with a balance sheet capable of driving its organic growth and acquisition plans, and ensuring that it can significantly grow its carat production and market capitalization in the next three years.

Rockwell looks forward to an exciting future and will provide further details of its short and long term plans once these have been carefully considered and decided. We acknowledge and appreciate the support of shareholders who have stood together with the Company and its management during the past twelve months and look forward to your continued support in the next phase of Rockwell history.

Allow me to conclude by adding that we are particularly excited to have attracted to the board two dynamic new directors, Willem Jacobs and Richard Linnell. Willem is a business economist by training and has a great deal of experience at the highest echelons in the world of finance while Richard has enjoyed an outstanding career in mining including a stint as an executive of BHP Billiton before seeing the light and thriving in the world of juniors.

For those of you who can make the meeting, I extend a personal invitation to meet and chat about Rockwell’s bright future, and for those of you who cannot attend I ask that you take the time to complete and return your proxy.

On behalf of the Board,

David Copeland, P. Eng.
Chairman